UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

AMCON Distributing Company

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

02341Q106

(CUSIP Number)

Andrew Plummer

7405 Irvington Road

Omaha, NE 68122

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

June 29, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02341Q106
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) William F. Wright
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,089
	10	SHARED DISPOSITIVE POWER 20,050
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,139
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*

The percentage reported in row (13) is calculated based upon 570,397 shares of Common Stock of AMCON Distributing Company issued and outstanding on April 13, 2009 (as reflected in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009).

Item 1. Security and Issuer

This third amended statement on Schedule 13D/A (the "Amendment") amends the statement on Schedule 13D filed with the United States Securities and Exchange Commission on July 1, 2004, as amended to date (the "Statement"), on behalf of William F. Wright as set forth below. Mr. Wright filed the Statement in order to disclose the amount of shares of common stock, $0.01 par value ("Common Stock"), of AMCON Distributing Company, a Delaware corporation (the "Issuer") that Mr. Wright beneficially owned. Mr. Wright is filing this Amendment in order disclose (i) the June 30, 2009 sale to Christopher H. Atayan of shares of Common Stock and of the Issuer's Series A Convertible Preferred Stock, $0.01 par value, pursuant to a Stock Purchase Agreement dated June 29, 2009 ("Stock Purchase Agreement") among Christopher H. Atayan and a selling group consisting of Mr. Wright, Sally Wright, Aristide Investments, L.P. and Amcon Corporation, and (ii) the June 30, 2009 gift to Aristide Investments, L.P., a California limited partnership controlled by Mr. Wright, of shares of Common Stock. The address of the Issuer's principal executive offices is 7405 Irvington Road, Omaha, NE 68122.

Item 4. Purpose of Transaction

This Amendment is being filed to update and supplement the Statement. On June 30, 2009, Mr. Wright, directly and through Aristide Investments, sold 102,964 shares of Common Stock and 20,000 shares of the Issuer's Series A Convertible Preferred Stock, $0.01 par value, to Christopher H. Atayan for a total purchase price of $4,508,365.07 pursuant to the Stock Purchase Agreement. The Series A Convertible Preferred Stock is convertible into Common Stock at a conversion price of $30.31 per share, which would result in a deemed beneficial ownership of 16,496 shares of Common Stock, and were previously included in the Statement as being held by Mr. Wright. On June 30, 2009, Mr. Wright also made a gift to Aristide Investments of 2,600 shares of Common Stock. Mr. Wright, directly and through Aristide Investments and Amcon Corporation, acquired and continues to hold the remaining shares reported herein for investment purposes; provided, however, that Mr. Wright will also be engaged in the management of the Issuer pursuant to his role as a director of the Issuer. Depending on market conditions and other factors that Mr. Wright may deem material to his investment decisions, Mr. Wright, directly and through Aristide Investments and Amcon Corporation, may purchase additional shares in the open market or in private transactions. Depending on these same factors, Mr. Wright, directly and through Aristide Investments and Amcon Corporation, may sell all or a portion of the shares on the open market or in private transactions. As a part of the transaction contemplated by the Stock Purchase Agreement, Mr. Wright, Aristide Investments, L.P., Sally Wright, and Amcon Corporation each executed and delivered to Christopher H. Atayan their Irrevocable Proxy to vote all of their remaining shares of Common Stock at any and all meetings of the stockholders of the Issuer upon any matter brought before the stockholders.

Except as set forth in this Amendment, Mr. Wright has no plans or proposals which relate to or which would result in the occurrence of:

(a)        The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)        An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)        Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;
(f)	Any other material change in the Issuer's business or corporate structure;

(g)        Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)        Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)         A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a)        Mr. Wright may be deemed the beneficial owner of 24,139 shares of Common Stock, which includes 9,800 shares of Common Stock held by Aristide Investments, L.P. and 10,250 shares of Common Stock held by Amcon Corporation Based on 570,397 shares of Common Stock outstanding as of April 13, 2009 (as reflected in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009), Mr. Wright may be deemed the beneficial owner of 4.2% of the outstanding shares of Common Stock.

(b)        Mr. Wright has the sole power to dispose or to direct the disposition of 4,089 shares of Common Stock and shares with Aristide Investments, L.P the power to dispose or to direct the disposition of 9,800 shares of Common Stock and shares with Amcon Corporation the power to dispose or to direct the disposition of 10,250 shares of Common Stock. As a result of granting his irrevocable proxy to Christopher H. Atayan pursuant to the Stock Purchase Agreement, Mr. Wright does not have the power (sole or shared) to vote or to direct the vote of any shares of Common Stock.

(c)        With the exception of (i) the sale to Christopher H. Atayan of 102,964 shares of Common Stock and 20,000 shares of the Issuer's Series A Convertible Preferred Stock, (ii) the gift to Aristide Investments of 6,000 shares of Common Stock, including the gift of 2,600 shares reported above, Mr. Wright has not effected, or been a party to, any transaction in the Issuer's Common Stock during the 60 days preceding the date of this Amendment.

(d)        No person, other than Mr. Wright, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported on this Amendment.

(e)        On June 30, 2009, Mr. Wright ceased to be the beneficial owner of more than five percent of the Common Stock.

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 2, 2009

/s/ William F. Wright
WILLIAM F. WRIGHT